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Exhibit 8

September 8, 2008

Central Valley Community Bancorp
Central Valley Community Bank
7100 North Financial Drive
Suite 101
Fresno, CA 93720

Re:
Merger pursuant to the Merger Agreement and Plan of Reorganization of Service
1st Bancorp with and into Central Valley Community Bancorp, with Central
Valley Community Bancorp surviving.

        Gentlemen:

        We have acted as special counsel to Central Valley Community Bancorp ("Buyer"), a California corporation and a registered bank holding company under the Federal Holding Company Act, in connection with the proposed merger (the "Merger") of Service 1st Bancorp ("Target"), with and into Buyer pursuant to the terms of the Merger Agreement and Plan of Reorganization dated May 28, 2008 (the "Merger Agreement"), by and between Buyer and Target. Central Valley Community Bank ("CVC Bank"), a California banking corporation, is a subsidiary of Buyer. Service 1st Bank, a California banking corporation, is a subsidiary of Target. Except as otherwise provided, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

        Under the Merger Agreement, Buyer shall pay Merger consideration to shareholders of Target consisting of 0.681818 of a share of Buyer common stock (the "Per Share Common Stock Component") and cash in the amount of $2.50 (the "Per Share Cash Component") for each share of Target common stock, subject to adjustments discussed below. Approximately $1.33 of the Per Share Cash Component shall be deposited into an escrow account (the "Escrow Fund") pending the outcome of certain litigation. In addition, the total value of the Merger consideration shall be reduced by (a) $250,000 (approximately $0.10 per share) if, prior to the Effective Time, certain real property owned by Target and its wholly-owned subsidiary (the "OREO Property") is sold for less than $1,364,000; or (b) $500,000 (approximately $0.21 per share) if, prior to the effective time of the Merger, the OREO Property is not sold or is sold for less than $1,114,000, with any such reductions being pro rated between the Per Share Common Stock Component and Per Share Cash Component.

        Buyer will issue an aggregate of 1,628,685 shares of its common stock to Target shareholders in the Merger, and will pay cash Merger consideration aggregating approximately $5,971,847, subject to the adjustments discussed above. Based on the closing sales price of Buyer common stock of $10.29 per share on May 28, 2008, the aggregate value of the Per Share Common Stock Component would be $16,759,168.

        In rendering our opinion set forth below, we have examined, and with the consent of Target and Buyer, relied upon the accuracy and completeness (which we have neither investigated nor verified) of facts, information, covenants, representations and warranties contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, including the Exhibits thereto, and such other documents and corporate records (together collectively being referred to as the "Transaction Documents") as we have deemed necessary or appropriate as a basis for our opinion set forth below. In addition, we have relied upon certain statements, representations and covenants made by Buyer and Target, in representation letters (the "Tax Certificates").

        In connection with rendering this opinion, we have assumed or obtained representations (and are relying thereon, without any independent investigation or review thereof) as follows:

        1.     that original documents submitted to us (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the

Effective Time) due execution and delivery of all such documents where due execution and delivery are prerequisites to the effectiveness thereof;

        2.     that all statements, descriptions, warranties and representations contained in any of the documents referred to herein or otherwise made to us (including, but not limited to, those in the Tax Certificates and Transaction Documents) are as of the date hereof and will be as of the Effective Time true and correct without reference to any knowledge qualifications and no actions have been (or will be) taken that are inconsistent with such statements, descriptions and representations;

        3.     that the Merger and the other transactions set forth in the Transaction Documents will be consummated in accordance with the applicable Transaction Document (and without any waiver, breach or amendment of any of the material provisions thereof), and that the Merger will be effective under the General Corporation Law of California; and

        4.     that the Merger will be reported by Buyer and Target on their respective federal income tax returns in a manner consistent with the opinion set forth below; and

        5.     that as of the Effective Time the aggregate value of the Per Share Common Stock Component will not be materially less than such value as of May 28, 2008.

        Based solely upon and subject to the foregoing and the other limitations, qualifications, exceptions, and assumptions set forth herein, it is our opinion, under currently applicable U. S. federal income tax law, that:

  (i)
  the transaction contemplated by the Merger Agreement will constitute a reorganization within the meaning of Section 368 of the Code;

  (ii)
  no gain or loss will be recognized by Buyer, CVC Bank, Target or Service 1st Bank as a result of the transaction contemplated by the Merger Agreement;

  (iii)
  the basis of the assets of Target in the hands of Buyer or CVC Bank will be the same as the basis of such assets in the hands of Target immediately prior to the Effective Time;

  (iv)
  the holding period of the assets of Target and Service 1st Bank transferred to Buyer and CVC Bank will include the period during which such assets were held by Target or Service 1st Bank prior to the Effective Time;

  (v)
  no gain or loss will be recognized by the shareholders of Target upon the receipt of Buyer Common Stock in exchange for their shares of Target Common Stock (except in respect of cash received in lieu of the issuance of fractional shares of Buyer Common Stock, or cash merger consideration or the fair market value of the cash merger consideration paid into the Escrow Fund);

  (vi)
  the basis of the Buyer Common Stock received by a Target shareholder who exchanges Target Common Stock for Buyer Common Stock will be the same as the basis of the Target Common Stock surrendered in exchange therefor (subject to adjustments required as the result of gain recognized on the exchange, receipt of cash in lieu of a fractional share of Buyer Common Stock or cash merger consideration or the fair market value of the cash merger consideration paid into the Escrow Fund);

  (vii)
  cash received by a Target shareholder in lieu of a fractional share of Buyer Common Stock will be treated as having been received as a distribution in redemption of the fractional share of Buyer Common Stock which he would otherwise be entitled to receive, subject to the provisions and limitations of Section 302 of the Code;

  (viii)
  cash merger consideration (other than cash received by a Target shareholder in lieu of a fractional share of Buyer Common Stock) received by a Target shareholder will, and the fair market value of the cash merger consideration paid into the Escrow Fund received by a Target shareholder should, be recognized as gain (but not loss) in an amount equal to the lesser of (1) the excess, if any, of the sum of the amount of cash (plus the value of the shareholder's right to receive escrowed cash) and the fair market value of the Buyer Common Stock received, over the adjusted tax basis of the Target Common Stock surrendered in exchange therefor and (2) the amount of cash (plus the escrowed cash) received by the Target shareholder.

  (ix)
  the holding period of the Buyer Common Stock received by the shareholders of Target will include the holding period of the shares of Target Common Stock surrendered in exchange therefore, provided that such shares of Buyer Common Stock are held as a capital asset as of the Effective Time.

        No opinion is expressed regarding any matter not specifically addressed above, including, without limitation, the following matters:

        1.     whether any events subsequent to the Effective Time will be viewed as part of the plan of reorganization for U.S. federal income tax purposes and the effect, if any, of such events on our conclusions herein;

        2.     the tax consequences of the Merger under any foreign, state, or local tax law;

        3.     the tax consequences of the Merger under U.S. federal estate and gift tax law; or

        4.     the U.S. federal income tax treatment that may be relevant to a particular investor in light of personal circumstances, or to certain types of investors subject to special treatment under the U.S. federal income tax laws (for example, dealers in securities, financial institutions, insurance companies, foreign individuals and entities, tax-exempt entities, persons who are subject to the alternative minimum tax provisions of the Code, persons who acquired their shares of Target shares pursuant to the exercise of an employee option (or otherwise as compensation), persons whose shares of Target shares are qualified small business stock for purposes of Section 1202 of the Code, persons who do not hold their shares of Target shares as a capital asset, or persons who acquired Target shares as part of an integrated investment, such as a "hedge," straddle," or other risk reduction transaction, composed of Target shares and one or more other positions).

        The conclusion reached in this opinion represents and is based on our best legal judgment regarding the application of U.S. federal income tax laws arising under the Code, applicable Treasury Regulations, judicial authority, and administrative rulings and practice, all as of the date of this opinion. There can be no assurance that future legislative, judicial or administrative actions or interpretations will not adversely affect the accuracy of the conclusions set forth herein. We do not undertake to advise you as to any such future actions or interpretations unless we are specifically retained to do so. Our opinion will not be binding on the Internal Revenue Service ("IRS") or any court considering these issues, and neither the IRS nor any such court will be precluded from adopting a contrary position.

        We are furnishing this opinion solely in connection with the Merger.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to the name of our firm therein and under the caption "Legal Matters" in the Joint Proxy Statement/Prospectus furnished in connection with the offering of securities by Buyer and the solicitation of proxies by the Board of Directors of Target. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

DOWNEY BRAND LLP

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  Exhibit 8